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United States Securities and Exchange Commission
Washington D.C. 20549
Division of Corporation Finance

RE:          Willamette Valley Vineyards, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 27, 2012
File No. 000-21522

Dear Tia L. Jenkins,

We received your comment letter regarding our 2011 Form 10-K, dated November 5, 2012.  We are preparing our responses to your requests for information.  Due to the timing of the letter coinciding with our Q3 2012 10-Q earnings release, and now the Thanksgiving holidays, we are respectfully requesting additional time to prepare the response.   We will be able to provide a complete and thorough response to your comment letter by Friday, November 30, 2012.  Please let me know if this is agreeable to you.

Thank you very much for your understanding.

Sincerely,

/s/ Jim Voss

Jim Voss

Controller,
Willamette Valley Vineyards, Inc.